

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

John Morison
Chief Financial Officer
ONE STOP SYSTEMS, INC.
2235 Enterprise St., Suite 110
Escondido, CA 92029

> **Re: ONE STOP SYSTEMS, INC.**
> **Registration Statement on Form S-3**
> **Filed August 18, 2023**
> **File No. 333-274073**

Dear John Morison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology